Re:	AU Optronics Corp. Form 20-F for the fiscal year ended December 31, 2010 Filed May 3, 2011 File No. 001-31335
August 16, 2011

Mr. Brian Cascio, Accounting Branch Chief
Ms. Kristin Lochhead
Mr. Martin James
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Reference is made to the letter received from the Staff of the Securities and Exchange Commission (the “Commission”) dated August 2, 2011(“Staff Comments”) regarding the Form 20-F for the fiscal year ended December 31, 2010 (“Form 20-F”) of AU Optronics Corp. (the “Company”).

In connection with responding to the Staff’s Comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of our 2010 Form 20-F. Set forth below are the Company’s responses to the Staff Comments.  The Staff Comments are repeated below in italics and followed by the Company’s response.

Form 20-F for the fiscal year ended December 31, 2010

Note 10. Equity Method Investments, page F-37

1. We reissue our prior comment 1. The scope exception under FASB ASC 845-10-15-4(b) appears to only apply to entities under common control. We reference FASB ASC 845-10-15-19 which specifically states that “the guidance in the Exchanges of a Nonfinancial Asset for a Noncontrolling Ownership Interest Subsections applies to nonmonetary transfers of a nonfinancial asset (or assets) for a noncontrolling ownership interest.” In that regard, please tell us how you considered the guidance in FASB ASC 845-10-30-26 in determining how you should account for the investment of nonmonetary assets to AUSP. Under that guidance, if the fair value of the asset or assets given up is greater than their carrying value, a partial gain shall be recognized if the entity accounts for the ownership interest received using the equity method.

Response

The Company has considered ASC 845 “Nonmonetary Transactions” and its subsections not applicable to a transfer transaction between the joint venture and its owners. ASC 845 “Nonmonetary Transactions” and its subsections do not apply to the nonmonetary transactions which include the exchanges of a nonfinancial asset for a non-controlling ownership interest between a joint venture and its owners. The relevant ASC 845 paragraphs include the following:

•
ASC 845-10-15-4: The guidance in the Nonmonetary Transactions Topic does not apply to the following transactions:  . . . b. A transfer of nonmonetary assets solely between entities or persons under common control, such as between a parent and its subsidiaries or between two subsidiaries of the same parent, or between a corporate joint venture and its owners; and

•
ASC 845-10-15-20 under the subsection heading “Exchanges of a Nonfinancial Asset for a Controlling Ownership Interest”: The guidance in these Subsections does not apply to the following types of transfers: a. Transfers between a joint venture and its owners.

           The Company has considered ASC 323 as the applicable accounting guidance to deal with the transaction between itself and AUSP, and has amortized the basis difference arising from the investor cost and the underlying equity in net assets of the joint venture over time, resulting in the recognition of a portion of the gain on the Contributed IP as the asset is used by AUSP. The Contributed IP is the non-cash assets that the Company has injected to AUSP which includes know-how and technology of fab management manners on streamlining of manufacturing processes.

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If you have any questions about this response letter or the Form 20-F, please do not hesitate to contact the undersigned (Tel: 886-3-500-8800; Fax: 886-3-564-3370) or Alfred Wei of KPMG (Tel: 886-3-579-9955; Fax: 886-3-563-2277).

Sincerely yours, AU Optronics Corp.
By:	/s/ Andy Yang
	Name:	Andy Yang
	Title:	Chief Financial Officer

cc:	James C. Lin, Esq. Davis Polk & Wardwell LLP Alfred Wei KPMG Taiwan